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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities and Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 2-39895

                           MIDLAND ENTERPRISES L.L.C.
                   (as successor to Midland Enterprises Inc.)
             (Exact name of registrant as specified in its charter)

                     300 Pike Street, Cincinnati, Ohio 45202
                                 (513) 721-4000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

First  Preferred  Ship  Mortgage  Bonds  8.1%-9.85%  Medium  Term,  Series A due
2002-2012
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               First Preferred Ship Mortgage Bonds 6.25% due 2008
            (Title of each class of securities covered by this Form)

                                      None
           (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                 Rule 12g-4(a)(1)(i) [ ] Rule 12h-3(b)(1)(i)  [ ]
                 Rule 12g-4(a)(1)(ii)[ ] Rule 12h-3(b)(1)(ii) [ ]
                 Rule 12g-4(a)(2)(i) [ ] Rule 12h-3(b)(2)(i)  [ ]
                 Rule 12g-4(a)(2)(ii)[ ] Rule 12h-3(b)(2)(ii) [ ]
                                         Rule 15d-6           [x]

Approximate number of holders of record of the First Preferred Ship Mortgage Bonds 8.1%-9.85% Medium Term, Series A due 2002-2012 as of the certification or notice date: 15

Approximate number of holders of record of the First Preferred Ship Mortgage Bonds 6.25% due 2008 as of the certification or notice date: 16

Pursuant to the requirements of the Securities and Exchange Act of 1934, Midland Enterprises L.L.C. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                                      MIDLAND ENTERPRISES L.L.C.

Date:   July 9, 2002
                                                      By: /s/ C. Ludwig
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                                                      Name:  C. Ludwig
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                                                      Title: Controller
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